May 20, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oyster Enterprises II Acquisition Corp
Registration Statement on Form S-1
Filed May 6, 2025, as amended File No. 333-286984

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), BTIG, LLC, as the representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. ET on May 21, 2025, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through May 20, 2025, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the preliminary prospectus dated May 20, 2025, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Paul Wood
Paul Wood
Managing Director, Co-Head of SPAC Investment Banking